EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
(In thousands)	2018	2017	2017	2016	2015	2014	2013
Earnings
Net income	$38,352	$34,843	$97,606	$75,560	$71,343	$80,319	$74,905
Equity earnings	(4,275)	(4,970)	(9,814)	(8,394)	(7,701)	(9,150)	(9,434)
Income distribution from equity investees	3,905	2,000	8,803	7,926	6,645	7,740	7,404
Federal and state income taxes	12,195	19,903	22,094	42,513	41,363	48,185	44,859
Amortization of capitalized interest	264	264	527	527	527	527	527
Fixed charges	10,242	10,298	20,326	20,920	21,102	21,638	20,848
Total Earnings as Defined	$60,683	$62,338	$139,542	$139,052	$133,279	$149,259	$139,109

Fixed Charges
Interest expense on long-term debt and other	$9,081	$9,344	$18,449	$18,963	$19,256	$18,975	$18,248
Interest on rentals*	295	333	590	667	709	823	889
AFUDC - borrowed funds	425	185	412	387	231	1,142	1,035
Amortization of debt issuance costs	441	436	875	903	906	698	676
Total Fixed Charges	$10,242	$10,298	$20,326	$20,920	$21,102	$21,638	$20,848

Ratio of Earnings to Fixed Charges	5.92X	6.05X	6.87X	6.65X	6.32X	6.90X	6.67X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.